Exhibit 99.1

Interim results for the first quarter 2023

TORM PLC
OFFICE 105, 20 ST DUNSTAN'S HILL
LONDON, EC3R 8HL, UNITED KINGDOM
COMPANY: 09818726

Highlights

“During the first quarter of 2023, we saw a sustained strong product tanker market with high volatility, primarily driven by changes in the global flow of refined oil products towards longer haul trades,” says Jacob Meldgaard and continues: “In the first quarter we achieved freight rates across our fleet of USD/day 41,717 compared to USD/day 16,743 in the first quarter of 2022.”

Results
•	TCE for Q1 2023: USD/day 41,717 (Q1 2022: USD/day 16,743)
•	Profit before tax for Q1 2023: USD 155.1m (Q1 2022: USD 10.7m)
•	EPS: Q1 2023: USD 1.87/share, DKK 12.99/share (Q1 2022: USD 0.13/share, DKK 0.86/share)
•	Return on Invested Capital: Q1 2023: 29.2% (Q1 2022: 4.4%)
•
Declared dividends for Q1 2023 of USD 1.46/share, with an expected total dividend of USD 121.1m. Expected payment date is 06 June 2023 based on shareholders on record on 23 May 2023. Ex-dividend date will be 22 May 2023.

Coverage
•	As of 05 May 2023, the coverage for the second quarter of 2023 was 64% at USD/day 40,086
•	LR2: 51% at USD/day 59,197
•	LR1: 62% at USD/day 45,578
•	MR: 68% at USD/day 35,804
Business highlights
•	As previously announced we completed acquisitions of seven second-hand LR1 vessels and three second-hand MR vessels, increasing TORM’s total fleet size to 88 vessels on a fully delivered basis.
•	As of 11 May 2023, we had taken delivery of the seven LR1 vessels. The three MR vessels are expected to be delivered before the end of May 2023.
•
As previously announced we obtained commitment for refinancing of USD 433m bank and leasing agreements, thereby extending debt maturities until 2028 with a possibility to extend most of the debt expiration to 2029. Further, we have obtained commitment for financing of additional second-hand vessels for up to USD 123m with the same expiration terms. The transactions are expected to be completed before the end of Q2 2023.

•	We reached a total of 59 installed scrubbers during Q1 2023 out of 77 planned across the fleet.
•	Based on broker valuations, TORM’s fleet had a market value of USD 2,893.3m including delivered vessels as of 31 March 2023, an increase since 31 December 2022 of USD 243m or 9%.

•	Based on broker valuations, TORM’s consolidated Net Asset Value (NAV) excluding charter commitments was estimated at USD 2,560.2m.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	2

Key figures

USDm	Q1 2023	Q1 2022	FY 2022

Income statements (USDm)
Revenue	390.2	209.4	1,443.4
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	265.0	123.4	981.5
Gross profit ¹⁾	216.2	74.1	781.8
EBITDA ¹⁾	198.5	60.4	743.1
Operating profit/(loss) (EBIT)	163.5	22.6	601.4
Financial items	-8.4	-11.9	-44.7
Profit/(loss) before tax	155.1	10.7	556.7
Net profit/(loss) for the year/period	153.6	10.4	562.6
Net profit/(loss) ex. non-recurrent items¹⁾	153.6	13.0	548.4

Balance sheet and cash flow (USDm)
Non-current assets	2,065.6	1,959.9	1,874.5
Total assets	2,864.4	2,315.8	2,614.2
Equity	1,656.9	1,094.5	1,503.7
Total liabilities	1,207.5	1,221.3	1,110.5
Invested capital ¹⁾	2,291.7	2,081.5	2,142.3
Net interest-bearing debt ¹⁾	646.5	999.8	649.6
Net Asset Value (NAV) (USDm) ²⁾	2,560.2	1,110.9	2,329.8
Cash and cash equivalents incl. restricted cash	410.7	94.6	323.8
Investment in tangible fixed assets	215.1	46.9	119.3
Free cash flow	-26.9	-21.8	513.2

¹⁾ For definition of the calculated key figures, please refer to the glossary on pages 27-32.
²⁾ Based on broker valuations, excluding charter commitments.

	Q1 2023	Q1 2022	FY 2022

Key financial figures ¹⁾
Gross margins:
Gross profit	55.4%	35.4%	54.2%
EBITDA	50.9%	28.8%	51.5%
Operating profit/(loss)	41.9%	10.8%	41.6%
Return on Equity (RoE)	38.9%	3.9%	44.0%
Return on Invested Capital (RoIC)	29.2%	4.4%	29.2%
Adjusted RoIC	28.8%	4.4%	28.1%
Equity ratio ³⁾	57.8%	47.3%	57.5%
TCE per day (USD) ⁵⁾	41,717	16,743	34,154
OPEX per day (USD) ⁵⁾	7,299	6,445	6,825
Loan-to-value (LTV) ratio ³⁾ ⁵⁾	25.9%	51.2%	24.8%

Share-related key figures ¹⁾
Basic earnings/(loss) per share	1.87	0.13	6.92
Diluted earnings/(loss) per share	1.80	0.12	6.80
Declared dividend per share (USD)	1.46	-	4.63
Declared dividend (USDm)	121.1	-	378.7
Dividend paid per share (USD)	-	-	2.04
Net Asset Value per share (NAV/share) ³⁾	30.9	13.7	28.5
Share price in DKK ³⁾ ⁶⁾	210.8	58.1	198.4
Share price in USD ³⁾ ⁷⁾	31.1	8.9	29.2
Number of shares ³⁾ ⁴⁾	82.8	80.9	81.8
Number of shares, weighted average (million) ⁴⁾	81.9	80.8	81.3

³⁾ End of period
⁴⁾ Excluding treasury shares
⁵⁾ For Tanker segment
⁶⁾ Source: Nasdaq OMX Nordic
⁷⁾ Source: Nasdaq US

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	3

Financial review

TCE
Revenue for the first three months of 2023 increased by USD 180.8m to USD 390.2m compared to the same period last year, corresponding to an 86% increase. The significant increase in the revenue can primarily be attributed to the higher freight rates. Higher freight rates continue to be driven by a strong product tanker market supported by the trade recalibration caused by the sanctions and self-sanctioning of Russian product exports as a consequence of the Russian invasion of Ukraine. We saw a significant increase in the average TCE rate/day by 149% from 16,743 to 41,717 in the first three months compared to same period last year.

Port expenses, bunkers, commissions, and other cost of goods sold for the three months period was USD 122.1m, an increase of USD 36.1m compared to USD 86.0m in the same period last year. The increase is driven by increased bunker consumption, and an increase in unrealized losses on derivative financial instruments regarding freight and bunkers of USD 14.2m since end of Q1 2022 to USD 15.8m.

Assets
As of 31 March 2023, total assets were USD 2,864.4m (2022, same period: USD 2,315.8m). The increase was primarily driven by an increase in trade receivables of USD 125.9m and an increase in cash position of USD 316.1m resulting from higher revenue. TORM´s liquidity position by the end of Q1 2023 was USD 574.6m including restricted cash of USD 29.8m and undrawn credit facilities of USD 163.9m.
The carrying value of the fleet was USD 2,025.3m as of 31 March 2023 (2022, same period: USD 1,942.8m). The increase was due to investment in six vessels and capitalized dry-docking of USD 276.4m. Five of the six vessels were purchased during Q1 2023.

The increase since 31 March 2022 was offset by divestment of seven vessels of USD 60.6m as well as depreciations and impairments of USD 133.3m. Based on broker valuations, TORM’s fleet had a market value of USD 2,893.3m as of 31 March 2023, 43% above carrying value.

As of 31 March 2023, prepayments were USD 26.3m (2022, same period: USD 7.2m). The increase relates to the transfer of funds to the share registry that facilitates the dividend payment to US non-major shareholding investors. Payment to shareholders was made on 05 April 2023.

Equity
As of 31 March 2023, TORM’s equity was USD 1,656.9m (2022, same period: USD 1,094.5m). The increase was mainly driven by an increase in retained profit as a result of increased freight rates.

As announced on 29 March 2023, TORM has extraordinarily decided to grant the CEO and certain employees 1,633,222 restricted stock options in an additional retention program, which fully vest 01 March 2026. The fair value of the options was determined using the Black-Scholes model and amounts to USD 51.1m. For the first three months of 2023, the dilutive effect on earnings per share of this program would amount to USD 0.04.
Cash flow statement
Net cash flow from operating activities for the first three months of 2023 was USD 214.7m (2022, same period: USD 17.9m). The increase was primarily driven by an increase in TCE.

Net cash flow from investing activities for the first three months of 2023 was USD -241.6m (2022, same period: USD -39.7m), as a result of the purchase and delivery of five secondhand vessels.

Net cash flow from financing activities for the first three months of 2023 was USD 87.3m (2022, same period: USD -48.1m). The increase was primarily driven by proceeds from borrowings as a result of higher vessel purchase activities. Additionally, refinancing in connection with a vessel sale and leaseback and repayment of the working capital facility was made in Q1 2022 and not in Q1 2023.

Distribution
A dividend of USD 1.46 per share has been approved by the Board of Directors for the three months ended 31 March 2023. The distribution is in line with TORM’s Distribution Policy with cash position (USD +410.7m), Working Capital Facilities (USD +115.0m), restricted cash (USD -29.8m) and earmarked proceeds (USD - 23.4m), dividend payable (USD -197.0m) and a cash position related to Marine Exhaust Technology A/S (USD -4.8m). Cash reservation per vessel is USD 1.8m or for 83 vessels USD 149.4m in total.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	4

The product tanker market

Market development in Q1 2023
The product tanker market remained strong in the first quarter of 2023, although volatile and at a lower level than in the previous quarter. Prices for modern newbuild and secondhand product tankers have stayed at multi-year highs.

At the start of the first quarter, product tanker freight rates weakened on earlier-than-usual refinery maintenance in the US Gulf, coupled with slower trade flows towards Europe on elevated middle distillate stockpiles. However, as the EU ban against Russian oil products and the G7 price gap regime took effect on 05 February 2023, product tanker ton-miles increased on the EU sourcing products from further afield (especially from the Middle East) while Russia managed to redirect its exports to destinations further away. Strikes at French refineries helped to bring middle distillate stocks somewhat lower.

Market outlook
In the second quarter, product tanker market has remained volatile but at a generally strong level. The effect of the surprising OPEC+ production cut for product tankers is expected to be limited and outweighed by longer trade distances from Europe’s shift away from Russian diesel. This is likely to be further facilitated by the ramp-up of the Jazan and Al Zour refineries in the Middle East. In the medium term, the market remains supported by low order book and changes in the refinery landscape.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	5

Outlook for Q2 and full year 2023

Financial outlook for 2023
To assess our financial performance, the number of covered days, interest-bearing bank debt, the TCE market, and EBITDA sensitivity to freight rates are included in our periodic ongoing reporting.

The primary driver for our financial performance is the product tanker market which is highly uncertain and therefore expected to be highly volatile. We expect to maintain relatively stable OPEX on a per vessel day basis, however, with a slightly increasing trend compared to recent historical levels.

Our financial outlook is primarily based on the assumptions described on the preceding pages, and the most important macroeconomic factors affecting our TCE earnings in 2023 are expected to be:

The EU ban on imports and transportation of Russian crude oil and oil products, and the G7 price gap vis-à-vis imports of Russian oil by third countries
Global economic growth or recession, consumption of refined oil products, and inflationary pressure
Location of closing and opening refineries and temporary shutdowns due to maintenance
Oil price development
Oil trading activity and developments in ton-mile
Bunker price developments
Global fleet growth and newbuilding ordering activity
Potential difficulties of major business partners
One-off market-shaping events such as strikes, embargoes, political instability, weather conditions, etc.

For further information and a detailed description of the most significant risks, please refer to Note 24 of TORM’s Annual Report 2022.

We have very low visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly lower or significantly higher than our current expectations.

For the full year 2023, TCE earnings are expected to be in the range of USD 1,025 - USD 1,375m (unchanged from most recent outlook), and EBITDA is expected to be in the range of USD 750 – 1,100m (unchanged from most recent outlook) based on the current fleet size, including published acquisitions and divestments of vessels. Please refer to page 32 for a definition of TCE earnings.

As of 05 May 2023, TORM had covered 47% of the 2023 full-year earning days at USD/day 41,198. Hence, 53% of the 2023 full-year earning days are subject to change. As 18,952 earning days in 2023 are unfixed as of 05 May 2023, a change in freight rates of USD/day 1,000 will – all other things being equal – impact the EBITDA by USD 19.0m. We expect to have 29,927 earning days in 2023.

Also as of 05 May 2023, 64% of the Q2 2023 earning days was covered at USD/day 40,086. For the individual segments, the Q2 2023 coverage was 51% at USD/day 59,197 for LR2, 62% at USD/day 45,578 for LR1 and 68% at USD/day 35,804 for MR.

Disclaimer on financial outlook
The purpose of this Financial Outlook for 2023 is to comply with reporting requirements for Companies listed in Denmark. Actual results may vary, and this information may not be accurate or appropriate for other purposes. Information about our financial outlook for 2023, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the Safe Harbor Statements on page 11, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ materially from what we currently expect.

The information included in this Financial Outlook for 2023 is preliminary, unaudited and based on estimates and information available to us at this time. TORM has not finalized its financial statements for the periods presented. During the course of the financial statement closing process, TORM may identify items that would require it to make adjustments, which may be material to the information provided in this section. As mentioned above, the provided information constitutes forward-looking statements and is subject to risks and uncertainties, including possible adjustments to the financial outlook for 2023.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	6

Coverage 2023-2025

Total earning and covered days in TORM as of 05 May 2023

	2023	2024	2025
Total earning days
LR2	4,509	4,671	4,661
LR1	4,727	5,366	5,184
MR	20,691	21,597	21,364
Total	29,927	31,635	31,210

Covered days
LR2	1,631	-	-
LR1	2,475	65	-
MR	9,854	521	-
Total	13,960	586	-

	2023	2024	2025
Covered, %
LR2	36	-	-
LR1	52	1.2	-
MR	48	2.4	-
Total	47	1.9	-

Coverage rates, USD/day
LR2	63,029	-	-
LR1	45,027	46,108	-
MR	36,623	40,503	-
Total	41,198	41,125	-

Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	7

Earnings data

USDm	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Change Q1 22 – Q1 23

LR2 vessels
Available earning days	1,340	1,306	1,184	1,096	1,071	-20%
Spot rates ¹⁾	17,220	39,027	52,595	64,485	65,245	279%
TCE per earning day ²⁾	18,432	30,741	55,532	58,889	65,551	256%
Operating days	1,346	1,331	1,220	1,196	1,170	-13%
Operating expenses per operating day	6,615	6,961	7,196	7,469	7,637	15%
LR1 vessels
Available earning days	694	691	685	621	758	9%
Spot rates ¹⁾	20,201	36,535	51,089	50,287	44,141	119%
TCE per earning day ²⁾	16,424	33,269	51,102	48,067	42,047	156%
Operating days	810	729	736	736	810	0%
Operating expenses per operating day	6,668	6,588	6,640	7,236	6,709	1%
MR vessels
Available earning days	5,254	5,309	5,161	5,138	4,903	-7%
Spot rates ¹⁾	16,525	34,115	43,284	47,876	37,058	124%
TCE per earning day ²⁾	16,462	29,174	40,968	45,029	36,461	121%
Operating days	5,310	5,347	5,315	5,244	5,130	-3%
Operating expenses per operating day	6,391	6,808	7,055	6,901	7,314	14%
Handy vessels
Available earning days	180	92	6	-	-	-100%
Spot rates ¹⁾	13,391	12,602	12,505	-	-	-100%
TCE per earning day ²⁾	13,614	12,196	6,397	-	-	-100%
Operating days	180	103	7	-	-	-100%
Operating expenses per operating day	5,762	6,455	11,462	-	-	-100%
Tanker segment
Available earning days	7,468	7,398	7,035	6,855	6,732	-10%
Spot rates ¹⁾	16,884	34,844	45,646	50,818	42,476	152%
TCE per earning day ²⁾	16,743	29,622	44,376	47,520	41,717	149%
Operating days	7,646	7,510	7,278	7,176	7,110	-7%
Operating expenses per operating day	6,445	6,809	7,041	7,030	7,299	13%

¹⁾ Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration = Gross freight income less bunker, commissions and port expenses.
²⁾ TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	8

TORM fleet development

TORM fleet development
The table shows TORM’s operating fleet. In addition to 55 owned product tankers, TORM had 28 vessels under sale-and-leaseback agreements with options to buy back the vessels as of 31 March 2023 (financially reported as owned vessels in accordance with our accounting policies).

During Q1 2023, TORM took delivery of five LR1 vessels including TORM Emilie, TORM Eva, TORM Integrity, TORM Innovation, TORM Emma, as part of the transactions announced in January 2023.

After Q1 2023, TORM Evelyn and TORM Evolve were delivered. TORM expects the three MR vessels purchased during March 2023 to be delivered before 31 May 2023.

As part of TORMs refinancing, that was committed during the first quarter of 2023, two leased vessels are expected to be refinanced with bank financing.

TORM expects to operate a total of 88 vessels by the end of Q2 2023.

TORM fleet development

	Q4 2022	Changes	Q1 2023	Changes	Q2 2023	Changes	FY 2023
Owned vessels
LR2	7	-	7	-	7	-	7
LR1	8	-	8	-	8	-	8
MR	40	-	40	5	45	-	45
Handysize	-	-	-	-	-	-	-
Total	55	-	55	5	60	-	60

Leaseback vessels
LR2	6	-	6	-	6	-	6
LR1	-	5	5	2	7	-	7
MR	17	-	17	-2	15	-	15
Handysize	-	-	-	-	-	-	-
Total	23	5	28	0	28	-	28

Total fleet	78	5	83	5	88	-	88

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	9

Responsibility statement

We confirm that to the best of our knowledge
•
The condensed consolidated set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as adopted in the UK and also in accordance with IAS 34 as issued by the International Accounting Standards Board (”IASB”) and IAS 34 as adopted by the EU, as applied to the financial periods beginning on or after 01 January 2023 and additional Danish disclosure requirements for interim reports of listed companies.

•
The interim report gives a true and fair view of the Group’s financial position as of 31 March 2023 as well as of the Group’s financial performance and cash flow for the period 01 January – 31 March 2023.

•
The interim management report includes a fair review of the development and performance of the Group’s business and of the financial position as a whole and a description of the principal risks and uncertainties for the remaining nine months of 2023.

•	The interim management report includes a fair review of the material related party transactions which have taken place in the period and material changes to those described in the last annual report.

By order of the Board of Directors

Jacob Meldgaard
Executive Director
11 May 2023

Disclaimer
The interim report has been prepared solely to provide additional information to shareholders to assess the Group’s strategies and the potential for those strategies to succeed. The interim report should not be relied on by any other party or for any other purpose.

The interim report contains certain forward-looking statements. These statements are made by the Directors in good faith based on the information available to them up to the time of their approval of this report. Such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	10

Safe harbor statement
as to the future

Matters discussed in this release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “expect”, “pending” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.

Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of the world economy and currencies including central bank policies intention to combat overall inflation and rising interest rates, inflationary pressure, the general domestic and international political conditions or events, including “trade wars” and the conflict between Russia and Ukraine, including the end of the conflict, the highly cyclical natures of our business causing fluctuations in charter hire rates and vessel values caused by changes in supply vessels and constructions of newbuildings and changes in “ton-mile” demand caused by changes in worldwide OPEC petroleum production, consumption and storage, the duration and severity of the ongoing COVID-19 pandemic, including its impact on the demand for petroleum products and the seaborne transportation of clean products, the operations of our customers including, losses of large customers, failures of our contract counterparties to meet their obligations and changes in their credit risks, the operations of our business including availability of skilled crew members, labor disruptions, our ability to attract and retain employees, adequacy of insurance coverage, arrests of our vessels, disruption of shipping routes due to adverse weather, accidents and political events, the length and number of off-hire periods our ability to complete vessel transactions as planned, the changes in governmental rules and regulations including changes to US trade policies, applicable regulations related to bribery, our limitations under incorporation under the laws of England and Wales, the new environmental regulations and increasing scrutiny towards our ESG policies, the potential for technological innovation to reduce vessel value and charter income, the interruption or failure of our information technology and communication system including cyber-attacks, the increased cost of capital or limited access to funding due to EU taxonomy and the potential liability from future litigation and future costs due to environmental damage and vessel collision, the potential conflicts of interest involving our board of directors and senior management .

In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	11

Condensed consolidated income statement

USDm	Note	Q1 2023	Q1 2022	FY 2022
Revenue		390.2	209.4	1,443.4
Port expenses, bunkers, commissions, and other cost of goods and services sold		-122.1	-86.0	-459.5
Operating expenses	1	-51.9	-49.3	-202.1
Profit from sale of vessels	2	-	-	10.2
Administrative expenses	1, 2	-17.6	-13.4	-55.0
Other operating income and expenses		-0.1	-0.3	5.8
Share of profit/(loss) from joint ventures		-	-	0.2
Impairment losses on tangible assets	2	-	-2.6	-2.6
Depreciation and amortization	2	-35.0	-35.2	-139.0

Operating profit (EBIT)		163.5	22.6	601.4

Financial income		4.1	-	4.1
Financial expenses		-12.5	-11.9	-48.8

Profit before tax		155.1	10.7	556.7

Tax		-1.5	-0.3	5.9

Net profit for the period		153.6	10.4	562.6

Net profit for the period attributable to:
TORM plc shareholders		153.6	10.4	562.8
Non-controlling interest		-	-	-0.2
Net profit for the period		153.6	10.4	562.6

Earnings per share
Basic earnings per share (USD)		1.87	0.13	6.92
Diluted earnings per share (USD)		1.80	0.12	6.80

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	12

Condensed consolidated statement of comprehensive income

USDm	Q1 2023	Q1 2022	FY 2022

Net profit for the year	153.6	10.4	562.6

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities using a functional currency different from USD	-	-0.1	-0.5
Reclassification of exchange rate adjustments on disposal of joint venture	-	-	0.1
Fair value adjustment on hedging instruments	-6.2	27.0	54.8
Fair value adjustment on hedging instruments transferred to income statement	-4.8	3.0	1.7
Tax on other comprehensive income	2.7	-	-13.2
Other comprehensive income after tax	-8.3	29.9	42.9

Total comprehensive income for the period	145.3	40.3	605.5

Total comprehensive income for the period attributable to:
TORM plc shareholders	145.3	40.3	605.6
Non-controlling interest	-	-	-0.1
Total comprehensive income for the period	145.3	40.3	605.5

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	13

Condensed consolidated balance sheet

		31 March	31 March	31 December
USDm	Note	2023	2022	2022
ASSETS
Non-current Assets
Intangible assets
Goodwill		1.8	-	1.8
Other intangible assets		1.8	-	2.0
Total intangible assets		3.6	-	3.8

Tangible fixed assets
Land and buildings		5.2	4.3	3.8
Vessels and capitalized dry-docking	2	2,025.3	1,942.8	1,855.9
Prepayments on vessels	3	19.6	-	-
Other plant and operating equipment		5.2	6.0	5.6
Total tangible fixed assets		2,055.3	1,953.1	1,865.3

Financial assets
Investments in joint ventures		0.1	1.4	0.1
Loan receivables		4.6	4.6	4.6
Deferred tax asset		0.5	0.6	0.5
Other investments		1.5	0.2	0.2
Total financial assets		6.7	6.8	5.4

Total non-current assets		2,065.6	1,959.9	1,874.5

Current Assets
Inventories		70.9	58.6	72.0
Trade receivables		226.3	100.4	259.5
Other receivables		64.6	64.5	74.0
Prepayments		26.3	7.2	10.4
Cash and cash equivalents incl. restricted cash		410.7	94.6	323.8
Current assets, excl. assets held-for-sale		798.8	325.3	739.7

Assets held-for-sale	2	-	30.6	-

Total current assets		798.8	355.9	739.7

Total Assets		2,864.4	2,315.8	2,614.2
		31 March	31 March	31 December
USDm	Note	2023	2022	2022
EQUITY AND LIABILITIES
Equity
Common shares		0.8	0.8	0.8
Share premium		173.1	160.9	167.5
Treasury shares		-4.2	-4.2	-4.2
Hedging reserves		31.6	26.4	39.9
Translation reserves		-0.5	0.1	-0.5
Retained profit		1,453.7	910.5	1,297.8
Equity attributable to TORM plc shareholders		1,654.5	1,094.5	1,501.3
Non-controlling interests		2.4	-	2.4
Total equity		1,656.9	1,094.5	1,503.7

LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		4.4	-	6.1
Borrowings	4	913.6	954.6	849.8
Other non-current liabilities		2.9	-	3.0
Total non-current liabilities		966.1	999.8	904.1

Current Liabilities
Borrowings	4	136.5	131.6	117.1
Trade payables		46.0	35.6	48.5
Current tax liabilities		1.0	0.9	2.0
Other liabilities		50.9	35.1	31.1
Provisions	6	6.8	18.3	6.8
Deferred income		0.2	-	0.9
Total current liabilities		241.4	221.5	206.4

Total liabilities		1,207.5	1,221.3	1,110.5

Total Equity and Liabilities		2,864.4	2,315.8	2,614.2

Note 5 and 7-11 on page 21 to 22-23.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	14

Condensed consolidated statement of changes in equity
01 January-31 March

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total

Equity as of 01 January 2023	0.8	167.5	-4.2	39.9	-0.5	1,297.8	1,501.3	2.4	1,503.7

Comprehensive income/loss for the period
Net profit for the period	-	-	-	-	-	153.6	153.6	-	153.6
Other comprehensive income for the period	-	-	-	-11.0	-	-	-11.0	-	-11.0
Tax on other comprehensive income	-	-	-	2.7	-	-	2.7	-	2.7
Total comprehensive income/(loss) for the period	-	-	-	-8.3	-	153.6	145.3	-	145.3

Capital increase ¹⁾	-	5.6	-	-	-	-	5.6	-	5.6
Share-based compensation	-	-	-	-	-	2.3	2.3	-	2.3
Total changes in equity for the period	-	5.6	-	-8.3	-	155.9	153.2	-	153.2

Equity as of 31 March 2023	0.8	173.1	-4.2	31.6	-0.5	1,453.7	1,654.5	2.4	1,656.9
¹⁾ During the year, the share capital was increased amounting to USD 5.6m as a result of the exercise of Restricted Share Units.

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non-controlling interest	Total

Equity as of 01 January 2022	0.8	159.6	-4.2	-3.6	0.1	899.5	1,052.2	-	1,052.2

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	-	-	-	-	-	10.4	10.4	-	10.4
Other comprehensive income/(loss) for the period	-	-	-	30.0	-	-	30.0	-	30.0
Total comprehensive income/(loss) for the period	-	-	-	30.0	-	10.4	40.4	-	40.4

Capital increase ¹⁾	-	1.3	-	-	-	-	1.3	-	1.3
Transaction costs of capital increase	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	0.6	0.6	-	0.6
Total changes in equity for the period	-	1.3	-	30.0	-	11.0	42.3	-	42.3

Equity as of 31 March 2022	0.8	160.9	-4.2	26.4	0.1	910.5	1,094.5	-	1,094.5
¹⁾ During the year, the share capital was increased amounting to USD 1.3m as a result of the exercise of Restricted Share Units.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	15

Condensed consolidated cash flow statement

USDm	Q1 2023	Q1 2022	FY 2022
Cash flow from operating activities
Net profit for the year	153.6	10.4	562.6

Reversals:
Profit from sale of vessels	-	-	-10.2
Depreciation and amortization	35.0	35.2	139.0
Impairment losses on tangible assets	-	2.6	2.6
Share of profit/(loss) from joint ventures	-	-	-0.2
Financial income	-4.1	-	-4.0
Financial expenses	12.5	11.9	48.8
Tax expenses	1.5	0.3	-5.9
Other non-cash movements	18.3	2.4	-3.6

Interest received and realized exchange gains	4.2	-	4.0
Interest paid and realized exchange losses	-13.2	-14.2	-49.6
Income taxes paid	-1.4	-0.3	-0.7
Change in inventories, receivables and payables, etc.	8.3	-30.4	-180.9

Net cash flow from operating activities	214.7	17.9	501.9

USDm	Q1 2023	Q1 2022	FY 2022
Cash flow from investing activities
Investment in tangible fixed assets	-215.1	-46.9	-119.3
Investment in intangible fixed assets	-	-	-0.6
Acquisition of subsidiaries, net of cash acquired	-	-	1.1
Sale of tangible fixed assets	-	-	106.6
Change in restricted cash	-26.5	7.2	23.5

Net cash flow from investing activities	-241.6	-39.7	11.3

Cash flow from financing activities
Proceeds, borrowings	112.0	38.2	96.3
Repayment, borrowings	-30.3	-87.6	-275.1
Dividend paid	-	-	-166.7
Capital increase	5.6	1.3	8.0

Net cash flow from financing activities	87.3	-48.1	-337.5

Net cash flow from operating, investing and financing activities	60.4	-69.9	175.7

Cash and cash equivalents beginning balance	320.5	144.8	144.8
Cash and cash equivalents ending balance	380.9	74.9	320.5
Restricted cash equivalents ending balance	29.8	19.7	3.3
Cash and cash equivalents including restricted cash ending balance	410.7	94.6	323.8

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	16

Segment reporting – condensed consolidated income statement

	Q1 2023				Q1 2022				FY 2022
USDm	Tanker segment	Marine Exhaust segment	Inter-segment elimina-tion	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimina-tion	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimina-tion	Total
Revenue	383.9	9.3	-3.0	390.2	209.4	-	-	209.4	1,440.4	5.9	-2.9	1,443.4
Port expenses, bunkers and commissions	-118.9	-	-	-118.9	-86.0	-	-	-86.0	-458.9	-	-	-458.9
Other cost of goods and services sold	-	-5.6	2.4	-3.2	-	-	-	-	-	-3.0	2.4	-0.6
Operating expenses	-51.9	-	-	-51.9	-49.3	-	-	-49.3	-202.1	-	-	-202.1
Profit from sale of vessels	-	-	-	-	-	-	-	-	10.2	-	-	10.2
Administrative expenses	-14.9	-2.7	-	-17.6	-13.4	-	-	-13.4	-52.4	-2.6	-	-55.0
Other operating income and expenses	-0.2	0.1	-	-0.1	-0.3	-	-	-0.3	5.8	-	-	5.8
Share of profit/(loss) from joint ventures	-	-	-	-	-	-	-	-	0.2	-	-	0.2
Impairment losses on tangible assets	-	-	-	-	-2.6	-	-	-2.6	-2.6	-	-	-2.6
Depreciation and amortization	-34.7	-0.3	-	-35.0	-35.2	-	-	-35.2	-138.7	-0.3	-	-139.0

Operating profit (EBIT)	163.3	0.8	-0.6	163.5	22.6	-	-	22.6	601.9	-	-0.5	601.4

Financial income	4.1	-	-	4.1	-	-	-	-	4.0	0.1	-	4.1
Financial expenses	-12.4	-0.1	-	-12.5	-11.9	-	-	-11.9	-48.7	-0.1	-	-48.8

Profit before tax	155.0	0.7	-0.6	155.1	10.7	-	-	10.7	557.2	-	-0.5	556.7

Tax	-1.5	-	-	-1.5	-0.3	-	-	-0.3	5.9	-	-	5.9

Net profit for the period	153.5	0.7	-0.6	153.6	10.4	-	-	10.4	563.1	-	-0.5	562.6

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	17

Segment reporting – condensed consolidated balance sheet

	31 March 2023				31 March 2022				31 December 2022
USDm	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
ASSETS
Non-current Assets
Intangible assets
Goodwill	-	1.8	-	1.8	-	-	-	-	-	1.8	-	1.8
Other intangible assets	0.6	1.2	-	1.8	-	-	-	-	0.7	1.3	-	2.0
Total intangible assets	0.6	3.0	-	3.6	-	-	-	-	0.7	3.1	-	3.8

Tangible fixed assets
Land and buildings	4.3	0.9	-	5.2	4.3	-	-	4.3	2.8	1.0	-	3.8
Vessels and capitalized dry-docking	2,033.9	-	-8.6	2,025.3	1,942.8	-	-	1,942.8	1,863.4	-	-7.5	1,855.9
Prepayments on vessels	15.8	3.8	-	19.6	-	-	-	-	-	-	-	-
Other plant and operating equipment	3.8	1.4	-	5.2	6.0	-	-	6.0	4.1	1.5	-	5.6
Total tangible fixed assets	2,057.8	6.1	-8.6	2,055.3	1,953.1	-	-	1,953.1	1,870.3	2.5	-7.5	1,865.3

Financial assets
Investments in joint ventures	0.1	-	-	0.1	1.4	-	-	1.4	0.1	-	-	0.1
Loan receivables	4.6	-	-	4.6	4.6	-	-	4.6	4.6	-	-	4.6
Deferred tax asset	0.5	-	-	0.5	0.6	-	-	0.6	0.5	-	-	0.5
Other investments	1.5	-	-	1.5	0.2	-	-	0.2	0.2	-	-	0.2
Total financial assets	6.7	-	-	6.7	6.8	-	-	6.8	5.4	-	-	5.4

Total non-current assets	2,065.1	9.1	-8.6	2,065.6	1,959.9	-	-	1,959.9	1,876.4	5.6	-7.5	1,874.5

Current Assets
Inventories	65.5	5.4	-	70.9	58.6	-	-	58.6	61.1	11.0	-0.1	72.0
Trade receivables	223.3	3.8	-0.8	226.3	100.4	-	-	100.4	255.7	4.2	-0.4	259.5
Other receivables	62.9	1.7	-	64.6	64.5	-	-	64.5	72.7	1.3	-	74.0
Prepayments	25.6	0.7	-	26.3	7.2	-	-	7.2	9.7	0.7	-	10.4
Cash and cash equivalents incl. restricted cash	405.9	4.8	-	410.7	94.6	-	-	94.6	321.4	2.4	-	323.8
Current assets, excl. assets held-for-sale	783.2	16.4	-0.8	798.8	325.3	-	-	325.3	720.6	19.6	-0.5	739.7

Assets held-for-sale	-	-	-	-	30.6	-	-	30.6	-	-	-	-

Total current assets	783.2	16.4	-0.8	798.8	355.9	-	-	355.9	720.6	19.6	-0.5	739.7

Total Assets	2,848.3	25.5	-9.4	2,864.4	2,315.8	-	-	2,315.8	2,597.0	25.2	-8.0	2,614.2

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	18

Segment reporting – condensed consolidated balance sheet

	31 March 2023				31 March 2022				31 December 2022
USDm	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total	Tanker segment	Marine Exhaust segment	Inter-segment elimination	Total
Total equity	1,651.0	7.0	-1.1	1,656.9	1,094.5	-	-	1,094.5	1,498.0	6.2	-0.5	1,503.7

LIABILITIES
Non-current Liabilities
Non-current tax liability related to held-over gains	45.2	-	-	45.2	45.2	-	-	45.2	45.2	-	-	45.2
Deferred tax liability	4.2	0.2	-	4.4	-	-	-	-	5.8	0.3	-	6.1
Borrowings	908.9	4.7	-	913.6	954.6	-	-	954.6	844.6	5.2	-	849.8
Other non-current liabilities	2.2	0.7	-	2.9	-	-	-	-	2.2	0.8	-	3.0
Total non-current liabilities	960.5	5.6	-	966.1	999.8	-	-	999.8	897.8	6.3	-	904.1

Current Liabilities
Borrowings	133.4	3.1	-	136.5	131.6	-	-	131.6	115.7	1.3	-	117.1
Trade payables	45.1	2.2	-1.3	46.0	35.6	-	-	35.6	46.4	3.5	-1.4	48.5
Current tax liabilities	1.0	-	-	1.0	0.9	-	-	0.9	1.6	0.4	-	2.0
Other liabilities	50.8	0.2	-0.1	50.9	35.1	-	-	35.1	31.0	0.3	-0.2	31.1
Provisions	6.5	0.3	-	6.8	18.3	-	-	18.3	6.5	0.3	-	6.8
Deferred income	-	7.1	-6.9	0.2	-	-	-	-	-	6.8	-5.9	0.9
Total current liabilities	236.8	12.9	-8.3	241.4	221.5	-	-	221.5	201.2	12.7	-7.5	206.4

Total liabilities	1,197.3	18.5	-8.3	1,207.5	1,221.3	-	-	1,221.3	1,099.0	19.0	-7.5	1,110.5

Total Equity and Liabilities	2,848.3	25.5	-9.4	2,864.4	2,315.8	-	-	2,315.8	2,597.0	25.2	-8.0	2,614.2

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	19

NOTE 1 - STAFF COSTS

USDm	Q1 2023	Q1 2022	FY 2022

Included in operating expenses	2.1	2.3	7.7
Included in administrative expenses	14.0	10.8	42.0
Total staff costs	16.1	13.1	49.7

NOTE 2 - VESSELS AND CAPITALIZED DRY-DOCKING

Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-docking costs in the amount of USD 65.1m (31 March 2022: USD 61.5m, 31 December 2022: USD 50.1m).

The depreciation for the three months ended 31 March 2023 related to "Other plant and operating equipment" of USD 0.9m (31 March 2022: USD 0.6m, 31 December 2022: USD 2.8m) and “Land and buildings” of USD 0.6m (31 March 2022: USD 0.6m, 31 December 2022: USD 2.3m) is related to “Administrative expenses”.

IMPAIRMENT ASSESSMENT
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 31 March 2023.

NOTE 2 - Continued

	31 March	31 March	31 December
USDm	2023	2022	2022

Cost:
Balance as of beginning of period	2,421.2	2,443.3	2,443.3
Additions	185.8	8.0	77.2
Disposals	-7.3	-	-14.2
Transferred from prepayments	17.1	50.8	55.1
Transferred to assets held-for-sale	-	-36.4	-140.2
Balance	2,616.8	2,465.7	2,421.2

Depreciation:
Balance as of beginning of period	543.8	475.0	475.0
Disposals	-7.3	-	-14.2
Depreciation for the period	33.5	34.0	133.7
Transferred to assets held-for-sale	-	-13.3	-50.7
Balance	570.0	495.7	543.8

Impairment:
Balance as of beginning of period	21.5	30.5	30.5
Impairment losses on tangible fixed assets	-	2.6	2.7
Transferred to assets held-for-sale	-	-5.9	-11.7
Balance	21.5	27.2	21.5

Carrying amount	2,025.3	1,942.8	1,855.9

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	20

NOTE 3 – PREPAYMENTS ON VESSELS

	31 March	31 March	31 December
USDm	2023	2022	2022

Balance as of beginning of period	-	12.0	12.0
Additions	36.7	38.8	43.1
Transferred to vessels	-17.1	-50.8	-55.1
Carrying amount	19.6	-	-

NOTE 4 – BORROWINGS

	31 March	31 March	31 December
USDm	2023	2022	2022

Mortgage debt and bank loans to be repaid as follows:
Falling due within one year	136.4	132.0	117.3
Falling due between one and two years	145.9	128.5	128.4
Falling due between two and three years	200.9	138.6	126.9
Falling due between three and four years	120.6	218.2	185.6
Falling due between four and five years	169.8	97.5	161.4
Falling due after five years	281.9	379.2	253.4
Total	1,055.5	1,094.0	973.0

Borrowing costs	-11.7	-12.8	-11.1
Right-of-use lease liabilities	6.3	5.0	5.0
Total borrowings	1,050.1	1,086.2	966.9

As of 31 March 2023, TORM was in compliance with the financial covenants. TORM expects to remain in compliance with the financial covenants in the remaining period of 2023.

NOTE 5 – DERIVATIVE FINANCIAL INSTRUMENTS

	31 March	31 March	31 December
USDm	2023	2022	2022
Fair value of derivatives:
Derivative financial instruments regarding freight and bunkers:
Forward freight agreements - fair value through profit and loss	-10.8	-5.8	-
Bunker swaps - fair value through profit and loss	-5.0	4.7	-
Bunker swaps - hedge accounting	-0.8	1.4	-

Derivative financial instruments regarding interest and currency exchange rate:
Forward exchange contracts - hedge accounting	1.0	-1.8	0.4
Interest rate swaps - hedge accounting	42.6	26.9	53.7
Total	27.0	25.4	54.1

Derivative financial instruments are recognized in the following balance sheet items:

	31 March	31 March	31 December
USDm	2023	2022	2022
Other receivables	43.6	33.0	54.5
Other liabilities	-16.6	-7.6	-0.4
Total	27.0	25.4	54.1

The fair value hierarchy for the above derivative financial instruments is Level 2.

There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2022, page 169.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	21

NOTE 6 – PROVISIONS
In 2020, TORM was involved in cargo claims relating to a customer having granted indemnities for discharge of cargoes, and not being able to honor those obligations. The cases involved irregular activities by the customer. Legal action was initiated by TORM in the UK and in India against the customer and related individuals. TORM has recognized provisions amounting to USD 6.5m as of 31 March 2023 relating to the case complex (31 March 2022: USD 18.3m, 31 December 2022: USD 6.5m). Legal proceedings are still ongoing and therefore the provisions recognized are subject to uncertainty relating to both timing and amount.

NOTE 7 – CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations and cash flows.

NOTE 8 – CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 31 March 2023, TORM had contractual obligations regarding scrubber investments and other minor commitments of USD 17.4m (31 March 2022: USD 13.3m, 31 December 2022: USD 18.4m).

As of 31 March 2023, TORM had contractual obligations regarding second-hand vessels of USD 143.1m (31 March 2022: USD 0.0m, 31 December 2022: USD 0.0m).

NOTE 9 – POST BALANCE SHEET DATE EVENTS

After the end of Q1 2023, TORM took delivery of the last two of the seven LR1 vessels purchased in January 2023.

In April 2023, TORM paid out dividend of USD 214m as also announced in connection with the Annual Report 2022.

After the reporting date, TORM’s Board of Directors has decided to declare a dividend of USD 1.46 per share, with an expected total dividend payment of USD 121.1m. The distribution is in line with TORM’s Distribution Policy with cash position (USD +410.7m), Working Capital Facilities (USD +115.0m), restricted cash (USD -29.8m) and earmarked proceeds (USD -23.4), dividend payable (-197.0m) and a cash position related to Marine Exhaust (USD -4.8m). Cash reservation per vessel is USD 1.8m or for 83 vessels USD 149.4m in total. Payment is expected on 6 June 2023 of shareholder of record on 19 May 2023, with the ex-dividend date on 22 May 2023. The dividends have not been recognized as liabilities and there are no tax consequences.

NOTE 10 – RELATED PARTY TRANSACTIONS
On 01 September 2022, TORM purchased 75% of the shares in Marine Exhaust Technology A/S thereby obtaining a controlling interest in its joint venture entity Marine Exhaust Technology Ltd in Hong Kong. During the three months ended 31 March 2022, TORM’s transactions with its joint venture entity producing scrubbers for the TORM fleet covered CAPEX of USD 1.7m in total. During the three months ended 31 March 2023, there have been no related party transactions.

NOTE 11 – ACCOUNTING POLICIES & GOING CONCERN

General information
The information for the year ended 31 December 2022 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditor's report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

The interim report for the period 01 January-31 March 2023 is not audited or reviewed.

Significant accounting policies
The interim report for the period 01 January-31 March 2023 is presented in accordance with IAS 34 "Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2023 and the additional Danish disclosure requirements for interim reports of listed companies.

TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK in the consolidated financial statements for 2023:

•	IFRS 17 Insurance Contracts
•	IAS 12 amendments Deferred Tax related to Assets and liabilities arising from a Single Transaction
•	IAS 8 amendments Definition of Accounting Estimates
•	IAS 1 and IFRS Practice Statement 2 amendments Disclosure of Accounting Policies

It is assessed that application of these effective on 01 January 2023 has not had any material impact on the consolidated financial statements in 2023. The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2022.

For critical estimates and judgements, please refer to the Annual Report 2022, pages 134-135.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	22

NOTE 11 - Continued

Going concern
TORM monitors its funding position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including newbuilding, second-hand vessels and loan commitments, and to monitor compliance with the financial covenants within its loan facilities. As of 31 March 2023, TORM’s available liquidity including undrawn facilities was USD 574.6m, including a total cash position of USD 410.7m (including restricted cash of USD 29.8m).
TORM’s net interest-bearing debt was USD 646.5m, and the net debt loan-to-value ratio was 25.9%. TORM performs sensitivity calculations to reflect different scenarios including, but not limited to, future freight rates and vessel valuations in order to identify risks to future liquidity and covenant compliance and to enable Management to take corrective actions, if required.

The sensitivity calculation is similar to those applied in connection with covenant testing in the Annual Report 2022. The principal risks and uncertainties facing TORM are set out on page 6.

A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risk following Russia’s invasion of Ukraine in February 2022 and the associated effects on the product tanker market. The changed geopolitical situation has so far been positive for the product tanker market, and TORM’s base case assumes that this positive sentiment related to freight rates and vessel values will continue throughout 2023 and H1 2024. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits.

The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for a period of not less than 12 months from the date of approval of this interim report. Based on this review, the Board of Directors has a reasonable expectation that, taking into account reasonably possible changes in trading performance and vessel valuations, TORM’s will be able to continue in operational existence and comply with its financial covenants for the next 12 months. Accordingly, TORM’s continues to adopt the going concern basis in preparing its financial statements.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	23

Condensed Consolidated Income Statement per quarter

USDm	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
Revenue	390.2	447.4	448.1	338.5	209.4
Port expenses, bunkers, commissions, and other cost of goods and services sold	-122.1	-114.2	-130.4	-128.9	-86.0
Operating expenses	-51.9	-50.4	-51.3	-51.1	-49.3
Profit from sale of vessels	-	0.2	9.2	0.8	-
Administrative expenses	-17.6	-15.7	-13.4	-12.5	-13.4
Other operating income and expenses	-0.1	-0.3	-0.3	6.7	-0.3
Share of profit/(loss) from joint ventures	-	-	0.3	-0.1	-
Impairment losses on tangible assets	-	-	0.2	-0.2	-2.6
Depreciation and amortization	-35.0	-35.5	-33.8	-34.5	-35.2

Operating profit (EBIT)	163.5	231.5	228.6	118.7	22.6

Financial income	4.1	2.6	1.2	0.3	-
Financial expenses	-12.5	-12.4	-12.5	-12.0	-11.9

Profit/ before tax	155.1	221.7	217.3	107.0	10.7

Tax	-1.5	6.8	-0.2	-0.4	-0.3

Net profit for the period	153.6	228.5	217.1	106.6	10.4

EARNINGS PER SHARE
Basic earnings per share (USD)	1.87	2.80	2.66	1.31	0.13
Diluted earnings per share (USD)	1.80	2.75	2.63	1.31	0.12

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	24

Condensed consolidated statement of cash flow per quarter

USDm	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
CASH FLOW FROM OPERATING ACTIVITIES
Net profit for the year	153.6	228.5	217.1	106.6	10.4

Reversals:
Profit from sale of vessels	-	-0.2	-9.2	-0.8	-
Depreciation and amortization	35.0	35.5	33.8	34.5	35.2
Impairment losses on tangible assets	-	-	-0.2	0.2	2.6
Share of profit/(loss) from joint ventures	-	-	-0.3	0.1	-
Financial income	-4.1	-2.6	-1.2	-0.3	-
Financial expenses	12.5	12.4	12.5	12.0	11.9
Tax expenses	1.5	-6.8	0.2	0.4	0.3
Other non-cash movements	18.3	-5.2	-4.3	3.6	2.4

Interest received and realized exchange gains	4.2	2.6	1.3	0.1	-
Interest paid and realized exchange losses	-13.2	-11.4	-12.1	-11.9	-14.2
Income taxes paid	-1.4	-0.3	-0.1	-	-0.3
Change in inventories, receivables and payables, etc.	8.3	-4.9	-72.2	-73.4	-30.4

Net cash flow from operating activities	214.7	247.6	165.3	71.1	17.9

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	25

Condensed consolidated statement of cash flow per quarter

USDm	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022
CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets	-215.1	-12.6	-47.1	-12.7	-46.9
Investment in intangible fixed assets	-	-0.6	-	-	-
Acquisition of subsidiaries, net of cash acquired	-	0.1	1.0	-	-
Sale of tangible fixed assets	-	0.2	63.5	42.9	-
Change in restricted cash	-26.5	11.1	9.9	-4.7	7.2

Net cash flow from investing activities	-241.6	-1.8	27.3	25.5	-39.7

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds, borrowings	112.0	-0.0	38.1	20.0	38.2
Repayment, borrowings	-30.3	-31.2	-94.0	-62.3	-87.6
Dividend paid	-	-119.4	-47.3	-	-
Capital increase	5.6	1.3	1.3	4.1	1.3

Net cash flow from financing activities	87.3	-149.3	-101.9	-38.2	-48.1

Net cash flow from operating, investing and financing activities	60.4	96.5	90.7	58.4	-69.9

Cash and cash equivalents beginning balance	320.5	224.0	133.3	74.9	144.8
Cash and cash equivalents, ending balance	380.9	320.5	224.0	133.3	74.9
Restricted cash equivalents ending balance	29.8	3.3	14.5	24.4	19.7
Cash and cash equivalents including restricted cash, ending balance	410.7	323.8	238.5	157.7	94.6

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	26

Glossary
Key financial figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit/(loss) %	=	Operating profit/(loss) (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit/(loss) for the year Average equity

Return on Invested Capital (RoiC) %	=	Operating profit/(loss) less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit/(loss) for the year Average number of shares

Diluted earnings/(loss) per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	27

Glossary
Alternative performance measures group

Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. The following
APMs relate to the Group.

Net profit/(loss) for the year excluding non-recurrent items: Net profit/loss excluding non-recurrent items is net profit/loss less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurrent items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurrent fluctuations.

USDm	Q1 2023	Q1 2022	FY 2022
Reconciliation to net profit/(loss)
Net profit/(loss) for the period	153.6	10.4	562.6
Profit from sale of vessels	-	-	-10.2
Impairment losses and reversals on tangible assets	-	2.6	2.6
Provisions	-	-	-6.3
Step up gain related to acquisition	-	-	-0.3
Net profit/(loss) for the year ex. non-recurrent items	153.6	13.0	548.4

Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q1 2023	Q1 2022	FY 2022
Reconciliation to revenue
Revenue	390.2	209.4	1,443.4
Port expenses, bunkers, commissions and other cost of goods and services sold	-122.1	-86.0	-459.5
Operating expenses	-51.9	-49.3	-202.1
Gross profit	216.2	74.1	781.8

Return on Invested Capital (RoIC): TORM defines RoIC as earnings before interest and tax (EBIT) less tax, divided by the average invested capital for the period. Invested capital is defined below.

RoIC expresses the returns generated on capital invested in TORM. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. RoIC is calculated as follows:

USDm	Q1 2023	Q1 2022	FY 2022
Operating profit/(loss) (EBIT)	163.5	22.6	601.4
Tax	-1.5	-0.3	5.9
EBIT less Tax	162.0	22.3	607.3

EBIT less Tax - Full year equivalent	648.0	89.2	607.3

Invested capital, opening balance	2,142.3	2,011.3	2,011.3
Invested capital, ending balance	2,291.7	2,081.5	2,142.3
Average invested capital	2,217.0	2,046.4	2,076.8

Return on Invested Capital (RoIC)	29.2%	4.4%	29.2%

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	28

Glossary
Alternative performance measures group

Adjusted Return on Invested Capital (Adjusted RoIC): TORM defines adjusted RoIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined below.

The Adjusted RoIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of RoIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted RoIC is calculated as follows:

USDm	Q1 2023	Q1 2022	FY 2022
EBIT less Tax - Full year equivalent	648.0	89.2	607.3
Profit from sale of vessels	-	-	-10.2
Impairment losses on tangible assets	-	2.6	2.6
Provisions	-	-	-6.3
Step-up gain related to acquisition	-	-	-0.3
EBIT less tax and impairment	648.0	91.8	593.1

Average invested capital¹⁾	2,217.0	2,046.4	2,076.8
Average impairment ²⁾	32.9	40.3	37.4
Average invested capital adjusted for impairment	2,249.9	2,086.7	2,114.2

Adjusted RoIC	28.8%	4.4%	28.1%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.

EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization, and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to “interest” for purposes of presenting EBITDA. Financial expenses consist of interest on bank loans and leasing liabilities, losses on foreign exchange transactions and bank charges. Financial income consists of interest income and gains on foreign exchange transactions.

EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/(loss) between periods. Including EBITDA as a measure benefits investor in selecting between investment alternatives.

EBITDA excludes some, but not all, items which affect profit/(loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented:

USDm	Q1 2023	Q1 2022	FY 2022
Reconciliation to net profit/(loss)
Net profit/(loss) for the period	153.6	10.4	562.6
Tax	1.5	0.3	-5.9
Financial expenses	12.5	11.9	48.8
Financial income	-4.1	-	-4.0
Depreciation	35.0	35.2	139.0
Impairment losses and reversal of impairment on tangible assets	-	2.6	2.6
EBITDA	198.5	60.4	743.1

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	29

Glossary
Alternative performance measures group

Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	31 March	31 March	31 December
USDm	2023	2022	2022
Tangible and intangible fixed assets	2,058.9	1,953.1	1,869.1
Investments in joint ventures	0.1	1.4	0.1
Deferred tax asset	0.5	0.6	0.6
Other investments	1.5	0.2	0.2
Inventories	70.9	58.6	72.0
Accounts receivables	317.2	172.1	343.9
Assets held-for-sale	-	30.6	-
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-4.4	-	-6.1
Trade payables ²⁾	-99.8	-70.7	-82.6
Current tax liabilities	-1.0	-0.9	-2.0
Provisions	-6.8	-18.3	-6.8
Deferred income	-0.2	-	-0.9
Invested capital	2,291.7	2,081.5	2,142.3

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans (current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which Management uses to measure the overall development of our use of financing, other than equity. Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	31 March	31 March	31 December
USDm	2023	2022	2022
Borrowings¹⁾	1,061.8	1,099.0	978.0
Loan receivables	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-410.7	-94.6	-323.8
Net interest-bearing debt	646.5	999.8	649.6

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 11.7m.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	30

Glossary
Alternative performance measures group

Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

	31 March	31 March	31 December
USDm	2023	2022	2022
Cash and cash equivalents, including restricted cash	410.7	94.6	323.8
Undrawn credit facilities and committed facilities incl. sale & leaseback financing transactions	163.9	45.0	92.6
Liquidity	574.6	139.6	416.4

Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q1 2023	Q1 2022	FY 2022
Net cash flow from operating activities	214.7	17.9	501.9
Net cash flow from investing activities	-241.6	-39.7	11.3
Free cash flow	-26.9	-21.8	513.2

Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies. NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/share is calculated as follows:

	31 March	31 March	31 December
USDm	2023	2022	2022
Vessel values (broker values)	2,893.3	1,957.4	2,650.3
Vessel values of purchased secondhand vessel not delivered (broker values)	166.9	-	-
Other committed investment CAPEX	17.4	13.3	18.4
Committed liability CAPEX	-160.5	-13.3	-18.4
Goodwill	1.8	-	1.8
Other intangible assets	1.8	-	2.0
Land and buildings	5.2	4.3	3.8
Other plant and operating equipment	5.2	6.0	5.6
Investments in joint ventures	0.1	1.4	0.1
Loan receivables	4.6	4.6	4.6
Deferred tax asset	0.5	0.6	0.5
Other investments	1.5	0.2	0.2
Inventories	70.9	58.6	72.0
Accounts receivables ¹⁾	317.2	172.1	343.9
Cash and cash equivalents incl. restricted cash	410.7	94.6	323.8
Deferred tax liability	-4.4	-	-6.1
Borrowings ²⁾	-1,061.8	-1,099.0	-978.0
Trade payables ³⁾	-99.8	-70.7	-82.6
Current tax liabilities	-1.0	-0.9	-2.0
Provisions	-6.8	-18.3	-6.8
Deferred income	-0.2	-	-0.9
Total Net Asset Value (NAV)	2,562.6	1,110.9	2,332.2
Non-controlling interest	-2.4	-	-2.4
Total Net Asset Value (NAV) excl. non-controlling interest	2,560.2	1,110.9	2,329.8
Total number of shares, end of period excluding treasury shares (million)	82.8	80.9	81.8
Total Net Asset Value per share (NAV/share)	30.9	13.7	28.5

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 11.7m.
³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	31

Glossary
Alternative performance
measures Tanker segment

Throughout the interim report, several alternative performance measures (APMs) are used. The APMs used are the same as in the Annual Report 2022 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2022. After the acquisition of Marine Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.

Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Below is presented a reconciliation from revenue to TCE earnings:

USDm	Q1 2023	Q1 2022	FY 2022
Reconciliation to revenue
Revenue	383.9	209.4	1,440.4
Port expenses, bunkers and commissions	-118.9	-86.0	-458.9
TCE earnings	265.0	123.4	981.5

Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.

LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	31 March	31 March	31 December
USDm	2023	2022	2022

Vessel values (broker values)	2,893.3	1,957.4	2,650.3
Vessel values of purchased secondhand vessel not delivered (broker values)	166.9	-	-
Other committed investment CAPEX	17.4	13.3	18.4
Total vessel values	3,077.6	1,970.6	2,668.7

Borrowings ¹⁾	1,054.0	1,099.0	971.4
- Debt regarding Land and buildings & Other plant and operating equipment	-6.3	-5.0	-3.2
Committed liability CAPEX	160.5	13.3	18.4
Loan receivable	-4.6	-4.6	-4.6
Cash and cash equivalents, including restricted cash	-405.9	-94.6	-321.4
Total (loan)	797.7	1,008.1	660.6

Net Loan-to-value (LTV) ratio	25.9%	51.2%	24.8%

¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs of USD 11.7m.

TORM INTERIM RESULTS FOR THE FIRST QUARTER 2023	32